SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

NITTANY FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Pennsylvania	1059189	23-2925762
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

116 College Avenue, State College, PA	16801
(Address of principal executive offices)	(Zip Code)
(814) 238-5724
(Registrant's telephone number, including area code)
Common Stock
(Title of each class of securities covered by this form)
N/A
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

/X/ Rule 12g-4(a)(1)(i)	/ / Rule 12g-4(a)(2)(ii)	/ / Rule 12h-3(b)(2)(i)
/ / Rule 12g-4(a)(1)(ii)	/ / Rule 12h-3(b)(1)(i)	/ / Rule 12h-3(b)(2)(ii)
/ / Rule 12g-4(a)(2)(i)	/ / Rule 12h-3(b)(1)(ii)	/ / Rule 15d-6
Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Nittany Financial Corp. has duly caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

January 27, 2006	NATIONAL PENN BANCSHARES, INC., as successor by merger with Nittany Financial Corp. /s/ Wayne R. Weidner Wayne R. Weidner Chairman and Chief Executive Officer